Exhibit (a)(11)

Doyle R. Simons Chairman and Chief Executive Officer
July 18, 2011
YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
REJECT INTERNATIONAL PAPER’S OFFER AND NOT TENDER YOUR SHARES
Dear Fellow Temple-Inland Stockholder:

On July 12, 2011, a wholly owned subsidiary of International Paper Company (“IP”), commenced an unsolicited tender offer to acquire your Temple-Inland shares for $30.60 each.
After careful consideration, including a thorough review of IP’s offer with our independent financial and legal advisors, Temple-Inland’s Board of Directors unanimously determined that IP’s offer is not in the best interests of Temple-Inland stockholders. Your Board unanimously recommends that Temple-Inland stockholders not tender their shares into IP’s offer.
In reaching its recommendation, your Board considered, among other things, that:
•	IP’s unsolicited offer grossly undervalues Temple-Inland and its future prospects. The Board believes Temple-Inland’s accelerating growth of earnings and return on investment will result in superior value to Temple-Inland stockholders as compared to the price being offered by IP. In addition, IP’s offer fails to appropriately compensate Temple-Inland stockholders: for the very significant synergies and extraordinary level of earnings accretion for IP that would result from an acquisition of Temple-Inland; for the fundamental positive changes that are occurring in the corrugated packaging industry; and for Temple-Inland’s strategic position as the largest remaining independent, publicly-held industry participant. Instead, in its pricing of the offer, IP has overstated Temple-Inland’s net debt and has wrongly characterized Temple-Inland’s timber financing transaction as a liability rather than an asset by ignoring certain positive aspects of the transaction. Further, IP has claimed certain transactions in the industry to be comparable even though such transactions involved underperforming assets, in contrast to Temple-Inland with its industry-leading returns, high-quality assets and low-cost structure.
•	The timing of IP’s unsolicited proposal is extremely opportunistic and disadvantageous to Temple-Inland stockholders. Housing markets are at historically low levels, temporarily depressing the value of Temple-Inland’s building products operations, with the result that little or no market value is currently being ascribed to these operations. By pursuing an unsolicited acquisition now, IP is attempting to acquire Temple-Inland before an estimated $90 million of benefits from Box Plant Transformation II are realized (but after the funds for this project have largely been invested) and before corrugated packaging demand returns to prerecession levels and pricing further improves. Further, IP initially publicized its proposal to acquire Temple-Inland during a period of market weakness in order to claim an inflated “premium”.
1300 S. MoPac Expy., 3rd Floor      Austin, Texas 78746      512.434.3737      Fax 512.434.3750

•	The potential acquisition is subject to regulatory and other uncertainty. IP’s proposed combination of the largest and third largest producers of corrugated packaging in North America entails regulatory uncertainty and its offer is subject to numerous significant conditions. As a result, there is considerable uncertainty regarding the offer and the timing of Temple-Inland stockholders receiving the “certain” value that IP claims to be offering.
A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed. The Schedule 14D-9 is available on the SEC’s website, www.sec.gov. In addition, the Schedule 14D-9 and other materials related to International Paper’s unsolicited proposal is available in the “Investor Relations” section of the Company’s website at www.templeinland.com. If you have any questions concerning Temple-Inland’s Schedule 14D-9 or need additional copies of Temple-Inland’s publicly-filed materials, please contact D.F. King & Co., Inc. at (800) 431-9633 (Toll-Free).
We appreciate your support.

Sincerely,

/s/ Doyle R. Simons

Doyle R. Simons
Chairman and Chief Executive Officer